goodMatch Inc. (dba Grapevine)

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 6480 (6480)	5,677.90
Total Bank Accounts	**$5,677.90**
Accounts Receivable	
Accounts Receivable (A/R)	10,000.00
Total Accounts Receivable	**$10,000.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$15,677.90**
TOTAL ASSETS	**$15,677.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	22,966.00
Total Accounts Payable	**$22,966.00**
Credit Cards	
Parent CC Account	
Bank Of America CC	15,483.11
Total Parent CC Account	**15,483.11**
Total Credit Cards	**$15,483.11**
Other Current Liabilities	
Employee Reimbursement	0.00
New York Department of Taxation and Finance Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$38,449.11**
Long-Term Liabilities	
Loans from Shareholder	67,899.43
Total Long-Term Liabilities	**$67,899.43**
Total Liabilities	**$106,348.54**
Equity	
Investor Equity	275,000.00
Retained Earnings	-50,747.37
Net Income	-314,923.27
Total Equity	**$ -90,670.64**
TOTAL LIABILITIES AND EQUITY	**$15,677.90**